151 Bloor St West, Suite 703 Toronto, Ontario Canada M5S 1S4 Tel : 416 927 7000 Fax : 416 927 1222 www.lingomedia.com

August 6, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Ms. Claire Erlanger

RE:	Lingo Media Corporation (File No. 333-98397)
Comment letter dated July 9, 2009

Dear Ms Erlanger:

Please find below our response to the SEC’s comment letter dated July 9, 2009.

1.	Audit report does not include the audit reports for the years ended December 31, 2007 and 2006.

The Company will comply and re-file our 2008 filing.

2.
Please provide detailed information as to the nature of “change in prior year estimates” and explain why it is believed to be appropriately recorded in the appropriate year.  Please include both the nature and timing of the new information received each period that resulted in the changes in estimates.

In 2008, “change in prior year estimates” represent the total loss carry-forward that expired in 2008 as well as reduction to prior years’ loss due to the discontinued operation of A+ Child Development (Canada) Ltd.  As discussed, changes in this line item will not impact the financial statements.  The Company has taken the position to not record any deferred tax assets and has taken full valuation allowance on any tax benefits.  Therefore any changes would not affect the financial statements and only have very minimal effect on the notes of the financials as changes to “change in prior year estimates” will be offset by the change in valuation allowance.

3.
The reconciliation of shareholders’ equity under Canadian GAAP to Shareholders’ equity under US GAAP statement of shareholders’ equity differs from the contributed surplus amount on the face of the balance sheet by $243,250.  The reconciling item related to stock compensation expense has also been removed.  Please explain.

In 2002, the Company recorded compensation expense based on the fair value for stock options grant in exchange for services from consultants which was not required under Canadian GAAP and therefore there is a permanent difference in contributed surplus.  This is not reflected in the Canadian and US GAAP reconciliation because this difference does not have an impact on the total shareholders’ equity as the debit to deficit and the credit to contributed surplus of $243,250 net each other out at the total shareholders’ equity level.  The difference in contributed surplus and deficit lies in the opening balances as it has been carried forward from 2002.

Please let us know should you have any further questions or comments otherwise we will re-file our 2008 financials with the audit report from previous years as well as submitting our response letter to Edgar.

I can be reached at (416) 927-7000 ext. 28.

Sincerely,

/s/ Mabel Hui
Mabel Hui Controller